

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2006

<u>SENT BY MAIL AND FACSIMILE TO 613-241-6005</u>
Mr. Ronald N. Little
Orezone Resources Inc.
290 Picton Street, Suite 201
Ottawa, Ontario CANADA
K1Z 8P8

> **Re: Orezone Resources Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 1-31890**

Dear Mr. Little:

     We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 40-F for the Fiscal Year Ended December 31, 2005</u>

1. Please use the correct file number on the cover page of your Form 40-F.

2. Please amend the Form 40-F filed March 31, 2006 for the year ended December 31, 2005 to include the Annual Information Form for the year then ended at Exhibit 99.1. The disclosures currently provided agree to the Annual Information Form for the year ended December 31, 2004.

<u>Engineering Comments</u>

3. Please insert a small-scale map showing the location and access to the property(s), as required by Instruction 3(B) of Rule 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

4. With the passage of Canadian National Instrument 43-101 into law, the disclosure using non-Commission reserve definitions is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. 40-F filers are allowed to file the Canadian Annual Information Form (AIF), with a SEC cover. We note that your resource estimates are mixed with past resource estimates, and appear to be incomplete, and not updated routinely. Please include a summary table to clarify the resource declaration.

5. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," "resources." If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, including the bolding and indenting:

> **Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form   , File No.   , which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.**

6. Please revise your disclosure to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, please disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. Note that this disclosure should be accompanied by a narrative

that explains the relative quality, reliability, and risk associated with each group of estimates using terms that can be easily understood by the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

> **Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.** This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.
> **U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.**

Before the Inferred Resource table, insert the following including the indenting and bolding:

> **Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.** This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.**

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gabrielle Malits, Staff Accountant, at (202) 551-3701, or me at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

Sincerely,

Jill Davis
Branch Chief